9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

RECEIVED
2005 FEB 16 P 3:13
OFFICE OF
CORPORATE

Secrétariat général

[redacted]

05005928

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, February 11, 2005

SUPPL

Your ref.: File No. 82-5212

Re: <u>Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)</u>

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL


PROVIMI
ON TOP OF THE FEED CHAIN

Provimi: 4.2% growth in 2004 revenues on a like for like basis

Paris/Rotterdam, 10 February 2005

The Provimi Group (listed on the Euronext *Premier marché* in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for 2004. Revenues were EUR 1,579.7 million compared to EUR 1,544.8 for the same period last year, an increase of 2.3%.

Revenues (in million €)	**31/12/2004**	31/12/2003	Change
France	**137.4**	143.5	-4.3%
Poland	**442.6**	424.6	+4.2%
Rest of Europe	**628.4**	619.4	+1.5%
United States	**164.4**	165.0	-0.4%
Rest of the World	**206.9**	192.3	+7.6%
Total	**1,579.7**	1,544.8	**+2.3%**

Growth in sales includes the effect of high raw materials prices during the first half year. Total sales volume went down in 2004 in comparison with the previous year, which benefited from a particularly strong recovery during the last six months. Change in consolidation scope contributed EUR 3.3 million to sales. Exchange rates, mainly the US Dollar and Polish Zloty, had a negative effect reducing sales by EUR 32.1 million. On a like for like basis, revenues grew EUR 63.7 million, or 4.2%.

In France, tonnage went down in comparison with 2003 which benefited from a severe drought that supported demand for nutritional supplements, while 2004 had a very good forage season which reduced mineral sales. Moreover, exports continued to be hampered by a weak American dollar.

Sales growth in Poland reflects the impact of high raw material prices during the main part of the year and an improvement in market conditions during the last quarter.

In the Rest of Europe, overall volumes increased but sales were negatively affected by unfavourable exchange rates.

In the United States, sales were flat in euros but moved ahead strongly in dollars. Volumes remained stable in spite of strong competition and further consolidation of the meat sector.

In the Rest of the world, there was a particular strong sales performance in Brazil, South Africa and China.

Full year results 2004

The full year results of the Group will be announced on Tuesday 15 March 2005 after closing of the stock market.
The expected improvement of market conditions (lower raw material costs and better farming prices) started to benefit results albeit only towards the end of the year. However, as was anticipated and in spite of continuing unfavourable exchange rates, the Group still foresees an increase in its operating income during the second half of 2004 compared to the first six months. Better market conditions are expected to continue into 2005.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has sales of over € 1.5 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0) 1 34 82 79 04 or + 31 (0) 10 423 95 85

Press relations:
Miriam ter Braak: + 31 (0) 10 4 23 96 33, or mobile + 31 (0) 6 511 23 766

The 2004 revenues will be published in the French "BALO" on 14 February 2005.
This press release can be downloaded from the Group's website: **http://www.provimi.com**


PROVIMI

ON TOP OF THE FEED CHAIN

PROVIMI: PET FOOD ACQUISITION IN POLAND

Paris/Rotterdam, 8 February 2005

Provimi (listed on the Euronext *Premier Marché* in Paris), one of the world leaders in the animal nutrition business, today announces that it acquired the pet food company Ben in Poland. Through this acquisition, Provimi becomes the Nr. 2 pet food producer in the Polish market. With almost 8 million dogs and 6 million cats, Poland has the highest pet population in the region. The percentage of pets receiving prepared pet food has increased rapidly in the last 2 years and is expected to increase even further the coming years.

Ben Sp. Z.o.o. is one of the leading wet pet food producers in Poland. The company was established in 1998 and is lòcated in Perzów, north east of Wroclaw. Ben currently employs 84 people and has an annual production capacity of 15,000 tonnes. The company is well introduced in the Polish grocery channel, 85% of the products are sold under private label and 15% under various Ben brands.

The existing pet food activities of Provimi Polska will merge into Ben, which will be renamed Provimi Pet Food PL. With this acquisition Provimi further improves its already leading pet food market position in Central and Eastern Europe.

The acquisition offers a number of synergies. Provimi will benefit from Ben's experienced sales and merchandising team, which can provide optimal service to local and international customers. Moreover, the new company will also benefit from Provimi's joint R&D activities.

After the acquisition of Nama in October 2004, Ben is Provimi's second recent pet food acquisition in Central and Eastern Europe, which confirms Provimi's growth strategy in this segment and region.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has sales of over € 1.5 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85
Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
This press release can be downloaded from the Group's website:
http://www.provimi.com